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Gowtham Yemme
Mobile • 10m ago

SEP 6

Naveen Tulseela (He/Him) • 9:39 am

Hi Gowtham,

I'm excited to share that we're raising funds for SchoolRyde, a reliable school transportation platform providing affordable rides for kids to and from school. We've already partnered with two major taxi fleet operators and are now expanding through our Wefunder campaign. Would you potentially be interested in investing or know anyone who might be interested?

https://wefunder.com/schoolryde

(Required disclosure: https://help.wefunder.com/testing-the-waters-legal-disclosure)

Thanks for your support!
Naveen

SchoolRyde

Invest in SchoolRyde: Affordable & Daily...
wefunder.com

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